UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                          (Amendment No. _______)*


                        PRINCETON VIDEO IMAGE, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                       Common Stock, par value $.001
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 742476104
                        ----------------------------
                               (CUSIP Number)

                                Eduardo Sitt
                     Presencia en Medios, S.A. de C.V.
                              Palmas #735-206
                              Mexico, DF 11000
                                   Mexico
                               (525) 202-2383

                               With a copy to
                              Joseph A. Stern
                   Fried Frank Harris Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 20, 2001
-------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  742476-10-4                          Page 2 of 17 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Presencia en Medios, S.A. de C.V.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    WC; OO

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,304,146

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       3,454,299

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,304,146

                10  SHARED DISPOSITIVE POWER

                    3,454,299

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,758,445

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions) [x]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    26.4%

14  TYPE OF REPORTING PERSON (See Instructions)

    OO

                             SCHEDULE 13D

CUSIP No.  742476-10-4                          Page 3 of 17 Pages

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

    Presence in Media LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
    (See Instructions)                                   (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    OO

5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       3,454,299

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    3,454,299

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,454,299

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.8%

14  TYPE OF REPORTING PERSON (See Instructions)

    OO

                                SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

     This Statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $.001 (the "Common Stock"), of Princeton Video Image, Inc., a Delaware corporation (the "Issuer" or "Princeton Video Image"). The principal executive offices of the Issuer are located at 15 Princess Road, Lawrenceville, New Jersey 08648.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(f). This Statement is filed jointly by Presencia en Medios, S.A. de C.V., a corporation (sociedad anonima de capital variable) organized under the laws of Mexico ("Presencia"), and Presence in Media LLC, a Delaware limited liability company and a wholly owned subsidiary of Presencia ("Presence in Media"). Presencia amd Presence in Media are herein referred to as the "Reporting Persons."

     Presencia and Presence in Media serve as holding companies for their respective equity interests in the Issuer. The principal business address for Presencia and Presence in Media is Paseo de las Palmas #735-206, Mexico, DF 11000.

     The name, position, principal occupation and business address of the principal executive officers and directors of Presencia are as follows:

Name                      Position at Presencia/           Business Address
----                      ----------------------           ----------------
                          Principal Occupation
                          --------------------

Eduardo Sitt              Chairman of the Board and        c/o Presencia en Medios, S.A. de C.V.
                          President of                     Paseo de las Palmas #735-206
                          Presencia/private investor       Mexico, DF  11000
                          and businessman

David Sitt                Director General of              c/o Publicidad Virtual, S.A. de C.V.
                          Presencia/consultant to          Paseo de los Laureles 458-301
                          Publicidad Virtual, S.A. de      Bosque de las Lomas C.P.
                          C.V.                             Mexico, DF  05120

Roberto Sonabend          Director General of              c/o Publicidad Virtual, S.A. de C.V.
                          Presencia/consultant to          Paseo de los Laureles 458-301
                          Publicidad Virtual, S.A. de      Bosque de las Lomas C.P.
                          C.V.                             Mexico, DF  05120

Emilio Romano             Member of the Board of           2875 N.E. 191 Street
                          Directors of                     Suite 514
                          Presencia/private investor       Aventura, FL  33180

Jaime Serra Puche         Member of the Board of           Edificio Plaza Reforma
                          Directors of                     Prol. Paseo de la Reforma No.
                          Presencia/senior partner of      600 Suite 103
                          Serra and Associates             Santa Fe
                          International, a consulting      Mexico, DF 01210
                          firm specializing in law and
                          economics

Jose Harari               Member of the Board of           Av. Homero 1804 Suite 203
                          Directors of                     Col. Polanco
                          Presencia/independent real       Mexico, DF 11560
                          estate investor

Jose Madariaga            Member of the Board of           Av. Universidad 1200, 2o. Piso
                          Directors of Presencia/Vice      Col. el Xoco
                          Chairman of BBVA                 Mexico, DF 03339
                          Bancomer, a publicly held
                          financial corporation

Alfredo Achar             Member of the Board of           Blvd. Manuel Avila Camacho No. 138
                          Directors of Presencia/Chief     - PH 1 Y 2
                          Executive Officer of             Col. Lomas de Chapultepec
                          Comex, S.A., a paint             Mexico, DF 11560
                          manufacturer and retailer

     Each of the foregoing persons is a citizen of Mexico. Presencia is the sole member of Presence in Media, which has no officers or directors.

     None of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the individuals named above, have been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     From 1993 through 1997, Presencia acquired Common Stock and warrants to purchase shares of Common Stock in various negotiated private transactions with the Issuer using Presencia's working capital to finance such purchases.

     On September 20, 2001, Princeton Video Image completed its acquisition of Publicidad Virtual, S.A. de C.V., a licensee of Princeton Video Image and wholly owned subsidiary of Presencia ("Publicidad Virtual"). In the acquisition, Princeton Video Image issued Common Stock and warrants to purchase shares of Common Stock to Presencia and Presence in Media in exchange for the outstanding capital stock of Publicidad Virtual.

ITEM 4.   PURPOSE OF TRANSACTION.

     Under a Reorganization Agreement, dated as of December 28, 2000, as amended by an Amendment Agreement dated as of February 4, 2001 (the "Reorganization Agreement"), by and among Presencia, Eduardo Sitt, David Sitt and Roberto Sonabend, Presence in Media, Virtual Advertisement LLC, PVI LA, LLC, the Issuer and Princeton Video Image Latin America, LLC, Princeton Video Image issued, in the aggregate, 2,678,353 shares of Common Stock and warrants to purchase 1,036,825 shares of Common Stock to Presencia and Presence in Media in exchange for the outstanding capital stock of Publicidad Virtual. Of these amounts, (i) Presencia received 133,198 shares of Common Stock (subject to 26,640 shares thereof being held in escrow until September 20, 2003) and warrants to purchase 551,841 shares of Common Stock, and (ii) Presence in Media received 2,544,435 shares of Common Stock (subject to 508,887 shares thereof being held in escrow until September 20, 2003) and warrants to purchase 984,984 shares of Common Stock. Presencia and Presence in Media are each entitled to vote their respective shares of Common Stock held in escrow and receive dividends with respect to such shares (with such dividends being held in escrow until the underlying shares are released therefrom). The Issuer shall release to Presencia or Presence in Media any shares held in escrow if Presencia or Presence in Media, as the case may be, has delivered to the Issuer Substitute Collateral (as defined in the Reorganization Agreement) in an amount equal to $4.00 per share.

     Pursuant to the terms of the Reorganization Agreement, Presencia is entitled to the following board representation:

          o Presencia is entitled to designate a maximum of three (3) members to the Issuer's board of directors, with the exact number being contingent upon the percentage of outstanding shares of Common Stock held by Presencia, Eduardo Sitt, David Sitt, Roberto Sonabend, Presence in Media and any Permitted Transferee (as defined in the Reorganization Agreement) (collectively defined as the "Seller Group"), in the aggregate; all members of the Seller Group shall vote all shares of Common Stock over which they exercise voting control in favor of Presencia's designees;

          o    As long as Presencia is entitled to designate at least one
               (1) member to the Issuer's board of directors, the Issuer will elect or appoint an individual designated by Presencia to such committees of the Issuer's board of directors as Presencia shall request; provided that Presencia is entitled to have a designee sit on at least fifty percent (50%) of such committees and is entitled to have a designee sit on the executive and nominating committees at any time when such committees exist;

          o    As long as Presencia is entitled to designate at least one
               (1) member to the Issuer's board of directors, the Issuer will elect or appoint an individual designated by Presencia to the board of directors of Publicidad Virtual and any entity which is a subsidiary of Publicidad Virtual; however, if David Sitt or Roberto Sonabend is a member of the board of directors of Publicidad Virtual, then Presencia will have no entitlement to designate another individual to such board;

          o    As long as Presencia is entitled to designate at least one
               (1) member to the Issuer's board of directors, the Issuer will elect or appoint an individual designated by Presencia to the board of directors of any entity of which Publicidad Virtual is a subsidiary (other than any entity of which the Issuer is a direct or indirect subsidiary); and

          o    As long as Presencia is entitled to designate at least one
               (1) member to the Issuer's board of directors, the Issuer will elect or appoint an individual designated by Presencia to the board of directors of any other subsidiary of the Issuer in the event any director of the Issuer, who is not a full-time employee of the Issuer, is serving on the subsidiary's board of directors.

     Pursuant to the terms of the Reorganization Agreement, the members of the Seller Group have the right to participate, on a pro rata basis according to their fully diluted equity interest in the Issuer, in sales of securities Princeton Video Image issues in the future, subject to certain exceptions set forth in the Reorganization Agreement. These rights shall terminate on the earlier of (i) termination of the Reorganization Agreement pursuant to the terms thereof, (ii) September 20, 2005, and (iii) the first date on which the members of the Seller Group own in the aggregate twelve percent (12%) or less of the then outstanding shares of Common Stock.

     Pursuant to terms of the Reorganization Agreement, Presencia has agreed that neither it nor any member of the Seller Group will acquire any securities of the Issuer (other than acquisitions through the Reorganization Agreement, including by exercise of warrants or from another member of the Seller Group) without the prior written approval of the Issuer's board of directors, if following such acquisition the aggregate number of shares of Common Stock owned by the Seller Group would, in the aggregate, exceed thirty percent (30%) of the Common Stock outstanding after such acquisition. Each member of the Seller Group has also granted to the Issuer's chief executive officer an irrevocable proxy to vote all shares of Common Stock purchased by members of the Seller Group (i) during any third party tender or exchange offer for at least thirty percent (30%) of the outstanding Common Stock or (ii) in violation of the restrictions set forth in the preceding sentence. The restrictions upon the purchase of securities of the Issuer by Presencia and the other members of the Seller Group will terminate on the earliest of: (i) February 4, 2002; (ii) the first date on which the Seller Group owns, in the aggregate, less than ten percent (10%) of the outstanding Common Stock; (iii) the date on which Dennis P. Wilkinson ceases to be the Issuer's Chief Executive Officer; and
(iv) the date on which any third party or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) (other than the Seller Group) acquires thirty percent (30%) or more of the Common Stock, except in a transaction approved by the Issuer's board of directors.

     Under a Registration Rights Agreement, dated as of September 20, 2001 (the "Registration Rights Agreement"), by and among the Issuer and each of the persons or entities named in Schedule A thereto (which include Presencia and Presence in Media and are collectively referred to as the "Investors"), the Investors have the right to five demand registrations and the right to an unlimited number of piggyback registrations. The Registration Rights Agreement applies to all shares of Common Stock (or other equity securities of the Issuer) held at the time of execution thereof, acquired on the date thereof or acquired after the execution thereof. The Registration Rights Agreement does not require the holders of the registration rights to exercise such rights under the agreement within any set period of time. The Investors have also agreed not to dispose of any Common Stock or any other equity securities of the Issuer in certain circumstances as set forth in the Registration Rights Agreement.

     Under a Shareholders Agreement, dated as of February 4, 2001 ( the "Shareholders Agreement"), between the Issuer, PVI Holding, LLC ("PVI Holding"), Brown F. Williams and Presencia, Presencia agreed, subject to PVI Holding maintaining a specified ownership interest in the Issuer, to discuss the possibility of effecting certain transfers of its shares with PVI Holding prior to effecting any such transfer. Presencia also agreed, subject to PVI Holding maintaining a specified ownership interest in the Issuer, to vote its shares of Common Stock in favor of approval of PVI Holding's designee for election to the Issuer's board of directors.

     The summary set forth herein of certain provisions of the Reorganization Agreement, the Registration Rights Agreement and the Shareholders Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full provisions of such agreements, copies of which have been filed as exhibits to this Statement.

     The Reporting Persons intend to review continuously their positions in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments (including, but not limited to, general economic and business conditions and stock market conditions), and subject to any applicable legal and contractual restrictions on their ability to do so, the Reporting Persons may retain or seek to increase their equity interest in the Issuer or dispose of all or a portion of their equity interest in the Issuer.

     Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          The percentages set forth in this Item 5 are based on 16,512,091 shares of Common Stock outstanding, as reported in the Issuer's Annual Report on Form 10-K for the year ended June 30, 2001, filed September 28, 2001.

          (a) Presencia directly beneficially owns 721,326 shares of Common Stock and warrants to purchase 582,820 shares of Common Stock, and may also be deemed to indirectly beneficially own 2,544,435 shares of Common Stock and warrants to purchase 909,864 shares of Common Stock held by Presence in Media, resulting in beneficial ownership of 4,758,445 shares of Common Stock, or approximately 26.4% of the outstanding Common Stock.

          Presence in Media directly beneficially owns 2,544,435 shares of Common Stock and warrants to purchase 909,864 shares of Common Stock, resulting in beneficial ownership of 3,454,299 shares of Common Stock, or approximately 19.8% of the outstanding Common Stock.

     Eduardo Sitt owns options to purchase 38,333 shares of Common Stock. David Sitt and Roberto Sonabend are each entitled to options to purchase 275,000 shares of Common Stock pursuant to the terms of the employment agreements contemplated by the Reorganization Agreement.

     (b) Presencia has sole power to vote and dispose of 1,304,146 shares of Common Stock and shared power to vote and dispose of 3,454,299 shares of Common Stock. Presence in Media has shared power to vote and dispose of 3,454,299 shares of Common Stock.

          (c) As more fully discussed in Item 4, on September 20, 2001, Princeton Video Image issued, in the aggregate, 2,678,353 shares of Common Stock and warrants to purchase 1,036,825 shares of Common Stock to Presencia and Presence in Media in exchange for the outstanding capital stock of Publicidad Virtual.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth in this Statement, (i) none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in Item 2, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies and (ii) none of the securities as to which this Statement relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is a member of a "group" for purposes of Rule 13d-5 of the Exchange Act with any of the persons mentioned in this Statement, or that such "group" exists, and each of the Reporting Persons expressly disclaims the existence, or membership in, any such "group" and beneficial ownership of stock of the Issuer held by any of persons mentioned in this Statement, except that Presencia does not disclaim beneficial ownership of the Common Stock held by Presence in Media.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A: Reorganization Agreement, dated as of December 28, 2000, as amended, by and among Presencia, Eduardo Sitt, David Sitt and Roberto Sonabend, Presence in Media, Virtual Advertisement LLC, PVI LA, LLC, the Issuer and Princeton Video Image Latin America, LLC (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed January 5, 2001).

     Exhibit B: Amendment Agreement, dated as of February 4, 2001, by and among Presencia, Eduardo Sitt, David Sitt and Roberto Sonabend, Presence in Media, Virtual Advertisement LLC, PVI LA, LLC, the Issuer and Princeton Video Image Latin America, LLC (amending the Reorganization Agreement referred to in Exhibit A above) (incorporated by reference to Exhibit 2.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed February 14, 2001).

     Exhibit C: Shareholders Agreement, dated as of February 4, 2001, between the Issuer, PVI Holding, LLC, Brown F. Williams and Presencia (incorporated by reference to Exhibit E to Exhibit 10.3 of the Issuer's Amendment to its Report on Form 10-Q for the quarter ended December 31, 2000, filed February 21, 2001).

     Exhibit D: Registration Rights Agreement, dated as of September 20, 2001, by and among the Issuer and each of the persons or entities named in Schedule A thereto.

                                 SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2001

                                   PRESENCIA EN MEDIOS, S.A. DE C.V.

                                   By:  /s/ David Sitt
                                      ---------------------------------
                                      Name:  David Sitt
                                      Title: Director General


                                   PRESENCE IN MEDIA LLC

                                   By: Presencia en Medios, S.A. de C.V.,
                                       its sole member

                                   By:  /s/ David Sitt
                                      ---------------------------------
                                      Name:  David Sitt

                                 Appendix 1

                           Joint Filing Agreement


The undersigned agree that the foregoing Statement on Schedule 13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k)(1).



Dated:  October 1, 2001

                                   PRESENCIA EN MEDIOS, S.A. DE C.V.

                                   By:  /s/ David Sitt
                                      ---------------------------------
                                      Name:  David Sitt
                                      Title: Director General


                                   PRESENCE IN MEDIA LLC

                                   By: Presencia en Medios, S.A. de C.V.,
                                       its sole member

                                   By:  /s/ David Sitt
                                      ---------------------------------
                                      Name:  David Sitt

                                 Exhibit A
                                 ---------

     Reorganization Agreement, dated as of December 28, 2000, as amended, by and among Presencia, Eduardo Sitt, David Sitt and Roberto Sonabend, Presence in Media, Virtual Advertisement LLC, PVI LA, LLC, the Issuer and Princeton Video Image Latin America, LLC (incorporated by reference to
Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed January 5,
2001).

                                 Exhibit B
                                 ---------

     Amendment Agreement, dated as of February 4, 2001, by and among Presencia, Eduardo Sitt, David Sitt and Roberto Sonabend, Presence in Media, Virtual Advertisement LLC, PVI LA, LLC, the Issuer and Princeton Video Image Latin America, LLC (amending the Reorganization Agreement) (incorporated by reference to Exhibit 2.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed February 14,
2001).

                                 Exhibit C
                                 ---------

     Shareholders Agreement, dated as of February 4, 2001, between the Issuer, PVI Holding, LLC, Brown F. Williams and Presencia (incorporated by reference to Exhibit E to Exhibit 10.3 of the Issuer's Amendment to its Report on Form 10-Q for the quarter ended December 31, 2000, filed February 21, 2001).